Exhibit(k)(3)
AMENDMENT TO THE AUCTION AGENCY AGREEMENT
     This Amendment (the “Amendment”) is made as of December 18, 2006, by and between ING Clarion Global Real Estate Income Fund (the “Trust”) and The Bank of New York, a New York banking corporation, and amends the Auction Agency Agreement dated as of May 14, 2004 (the “Agreement”), by and between the Trust and The Bank of New York. All capitalized terms used in the Amendment shall have the meaning ascribed to them in the Agreement.
     WHEREAS, the parties desire to amend the Agreement and incorporate into and include the following series of Auction Preferred Shares in the Agreement as set forth below.
     The Trust proposes to issue an aggregate of 4,000 preferred shares, par value $0.001 per share, liquidation preference $25,000 per share, designated as Series TH Preferred Shares and 4,000 preferred shares, par value $0.001 per share, liquidation preference $25,000 per share, designated as Series F Preferred Shares, pursuant to the Statement of Preferences (as defined in the Agreement).

ING CLARION GLOBAL REAL
ESTATE INCOME FUND

By:	/s/ Vincent P. McDevitt

Name: Vincent P. McDevitt
Title: Secretary

THE BANK OF NEW YORK

By:	/s/ Colette Gentile

Name: Colette Gentile
Title: Assistant Treasurer